November 15, 2023

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to Comments on the Preliminary Schedule 14A filing filed on October 24, 2023 (the “Proxy Statement”) for abrdn Income Credit Strategies Fund (the “Fund” or “Registrant”) (SEC File No. 811-22485).

Ms. Dubey:

This letter responds to comments provided via telephone with Patricia Leeson and Louis Rosenbaum of Dechert LLP on November 1, 2023 with respect to the Proxy Statement, and via telephone with Patricia Leeson of Dechert LLP on November 14, 2023 with respect to responses to the SEC Staff’s comments received on November 1, 2023. On behalf of the Fund, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statement, except as defined herein.

Comments provided on November 1, 2023

Comment 1: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “What happens if the Proposal is not approved by the Acquired Fund shareholders?”, please revise the last sentence of the answer response to reflect that neither reorganization will be effected if the issuance of the Fund’s common shares is not approved by shareholders.

“If the issuance of the Fund’s common shares is not approved by shareholders of the Fund, then the Reorganization will not be effected, and the Fund’s common shares will not be issued.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 2: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “How will the fees and expenses of the Combined Fund compare to those of the Fund?”, please revise the response to disclose gross total annual operating expense ratios, including interest expense, of the Fund, and, following the consummation of one or both Reorganizations, the gross total annual operating expense ratio, including interest expense, of the Combined Fund. At the Fund’s discretion, the Fund may also disclose net total annual operating expense ratios, including interest expense, of the Fund, and, following the consummation of one or both Reorganizations, the net total annual operating expense ratio, including interest expense, of the Combined Fund.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 3: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “How will the Reorganizations affect the Fund and its shareholders?”, please disclose the estimated tax impact of portfolio transitioning on the Combined Fund in dollars and per share, including an estimate of any capital gains distributions that could be triggered by the sales following the sentence of the answer: “Additionally, among other potential consequences of each Reorganization, portfolio transitioning due to each Reorganization may result in capital gains or losses, which may have federal income tax consequences for shareholders of the Acquired Funds and the Combined Fund.”

Response: The Registrant respectfully notes that it discloses this information in response to the Question: “Are the Reorganizations expected to be taxable to the respective shareholders of the Fund?” The Registrant has revised the disclosure in response to this comment by adding the following after the sentence mentioned above: “Please see the Question ‘Are the Reorganizations expected to be taxable to the respective shareholders of the Fund?’ and ‘Board Considerations’ for additional information”.

Comment 4: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “Will there be any significant portfolio transitioning in connection with the Reorganizations that impacts Fund shareholders?”, please disclose the percentage of the Combined Fund’s securities or assets that will be sold off and disclose the estimated cost of this transitioning in dollars and per share.

Response: The Registrant has revised the disclosure in response to this comment by adding the following sentences:

As of September 21, 2023, the expected cost to sell 99% of FAM’s holdings following the closing of the Reorganizations, which is estimated to equal 7.7% of the Combined Fund’s portfolio, would be approximately $315,300 (or 0.04% of the estimated NAV of the Combined Fund as of September 21, 2023) or $0.0026 per share.

Comment 5: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “Who will pay for the costs associated with the Meeting and each Reorganization?”, please revise the following sentence of the answer to delete “except as otherwise agreed.” Alternatively, please disclose whether or not the Acquired Funds will bear any of these costs.

abrdn Inc. and aIL and their affiliates and First Trust, the investment manager of each Acquired Fund, and its affiliates will bear expenses incurred in connection with the Meeting and the Reorganization, except as otherwise agreed, whether or not the Reorganization is consummated.

Response: The Registrant has revised the disclosure in response to this comment by revising “except as otherwise agreed” to state “except as otherwise disclosed in the proxy statements to Acquired Fund and Acquiring Fund shareholders.”

Comment 6: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “Who will pay for the costs associated with the Meeting and each Reorganization?”, please disclose who will pay the estimated costs for each Reorganization following the sentence of the answer: “The expenses of the Reorganizations are estimated to be approximately $589,000 for FSD and approximately $453,000 for FAM and the expenses of the Meeting are estimated to be approximately $225,000.”

Response: The Registrant respectfully notes that immediately preceding the aforementioned sentence, the Proxy Statement discloses that expenses will be borne by First Trust and abrdn. The Registrant has revised the Question and Answer as shown below for clarity.

Q: Who will pay for the costs associated with the Meeting and each Reorganization?

A: abrdn Inc. and aIL and their affiliates and First Trust, the investment manager of each Acquired Fund, and its affiliates will bear expenses incurred in connection with the Meeting and the Reorganization, except as otherwise ~~agreed~~ disclosed in the proxy statements to Acquired Fund and Acquiring Fund shareholders, whether or not the Reorganization is consummated. The expenses of the Reorganizations expected to be borne by abrdn and First Trust are estimated to be approximately $589,000 for FSD and approximately $453,000 for FAM and the expenses of the Meeting are estimated to be approximately $225,000.

To the extent there are any transaction costs (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection with the Reorganization, these will be borne by the Acquired Fund with respect to the portfolio transitioning conducted before the Reorganization and borne by the Combined Fund with respect to the portfolio transitioning conducted after the Reorganization. In addition, to the extent an Acquired Fund has holdings in France, Spain and/or Italy, such countries may impose an additional foreign transfer tax on the transfer of such securities to the Fund. These taxes are in addition to the transaction costs disclosed above and would be borne by the applicable Acquired Fund.

Comment 7: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement: “Are the Reorganizations expected to be taxable to the respective shareholders of the Fund?”, please revise the following sentence of the answer to refer to each Reorganization: “The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 8: The Fund is subject to the Delaware Control Share Statute. Under “Proposal”, please disclose the terms and effect of such statute and disclose that recent federal and state court precedent has found that Control Share Statute provisions are not consistent with the 1940 Act. Additionally, if the Delaware Control Share Statute affects the vote for the Proposal as of the Record Date, please disclose this in the Proxy Statement and how it affects the vote of the Proposal, including the number of control shares and effect of the control shares for purposes of determining quorum at the Meeting and on the vote required to pass the Proposal.

Response: The Registrant has revised the disclosure in response to this comment by adding the following:

Because the Fund is organized as a Delaware statutory trust, it is subject to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”). The Control Share Statute provides for a series of voting power thresholds above which shares are considered “control beneficial interests” (referred to here as “control shares”). Once a threshold is reached, an acquirer has no voting rights under the DSTA or the governing documents of the Fund with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by shareholders of the Fund or exempted by the Board. The Control Share Statute provides procedures for an acquirer to request a shareholder meeting for the purpose of considering whether voting rights shall be accorded to control shares. The Board is permitted, but not obligated, to exempt specific acquisitions or classes of acquisitions of control shares, either in advance or retroactively.

Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share by-laws adopted by Massachusetts business trusts violated the 1940 Act, although one of such judgments is currently on appeal. Additionally, in some circumstances uncertainty may also exist in how to enforce the control share restrictions contained in state control share statutes against beneficial owners who hold their shares through financial intermediaries. With respect to the Special Meeting, all votes will be counted for purposes of determining quorum at the Meeting and on the vote required to pass the Proposal.

Comment 9: Under the “Proposal” section and “Board Considerations” sub-section of the Proxy Statement, it is disclosed in the third bullet point that the Board considered “the potential effect of the Reorganizations on the total annual operating expense ratio of the Combined Fund following the Reorganizations. The Board noted that, following the consummation of the Reorganizations, the total annual operating expense ratio (excluding interest expense) of the Combined Fund is expected to be the same as the current total annual operating expense ratio of the Fund.” Please disclose why the Board considered the expense comparison excluding interest expense in determining that issuance of additional shares may benefit the Fund and its shareholders. Please also disclose whether or not the Board considered the expense comparison including interest expense.

Response: The Board considered the expense comparison excluding interest because this figure, which reflected no change resulting from the Reorganizations, was the least favorable comparison of the Fund’s and the Combined Fund’s expenses. The Registrant confirms that the Board also received and considered information on the expense ratios of the Fund and the Combined Fund that included interest expense and noted that the total expense ratios of the Combined Fund would be lower than those of the Fund. The Registrant will revise the quoted passage to read:

“the potential effect of the Reorganizations on the total annual operating expense ratio of the Combined Fund following the Reorganizations. The Board noted that, following the consummation of the Reorganizations, the total annual operating expense ratio (excluding interest expense) of the Combined Fund is expected to be the same as the current total annual operating expense ratio (excluding interest expense) of the Fund, and that the total annual operating expense ratios, net of waiver, of the Combined Fund, based both on net assets and on managed assets, are expected to be lower than the current total annual operating expenses ratios, net of waiver, of the Fund.”

Comment 10: Under the “Proposal” section and “Board Considerations” sub-section of the Proxy Statement, please consider deleting the last sentence of the fourth bullet point:

•	that aIL, the investment adviser of the Fund, has entered into a written contract (the “Expense Limitation Agreement”) with the Fund that is effective through October 31, 2024. In connection with the Reorganizations, aIL has contractually agreed to limit total “Other Expenses” of the Combined Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) as a percentage of net assets attributable to common shares of the Combined Fund to 0.25% per annum of the Combined Fund’s average daily net assets for twelve months following the closing of the Reorganization and 0.35% per annum of the Fund’s average daily net assets until June 30, 2025. The Expense Limitation Agreement limits total “Other Expenses” of the Combined Fund (excluding any interest, taxes, brokerage fees, short sale dividend and interest expenses and non-routine expenses) as a percentage of net assets attributable to common shares of the Combined Fund to 0.25% per annum of the Combined Fund’s average daily net assets;

Response: The Registrant has revised the disclosure in response to this comment.

Comment 11: Under the “Terms of the Reorganization Agreements” section of the Proxy Statement, please revise the third sentence of the first paragraph to indicate that a form of each Reorganization Agreement is attached as Appendix A.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 12: Under “Terms of the Reorganization Agreements” section and “Expenses of the Reorganizations” sub-section of the Proxy Statement, please revise the following sentence to align with the disclosure corresponding to Comment 5: “aIL and abrdn Inc. and their affiliates and First Trust and its affiliates will bear expenses incurred in connection with the Reorganizations, whether or not a Reorganization is consummated.”

Response: Please see the Registrant’s response to Comment 5.

Comment 13: Under the “Comparison of the Fund and the Combined Fund” section and “Expense Example” sub-section of the Proxy Statement, please delete the following sentence from the Expense Example:

“The example includes Dividends on Preferred Shares for the Fund. If Dividends on Preferred Shares for the Fund were not included in the example calculation, the expenses for the Fund for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $39, $121, $205 and $422.”

Response: The Registrant has revised the disclosure in response to this comment.

Comment 14: Under “Voting Information and Requirements” section and “Quorum” sub-section of the Proxy Statement, please disclose how abstentions will be treated for purposes of determining whether a quorum exists.

Response: The following sentence will be added:

Abstentions, if any, will be included for purposes of determining whether a quorum is present at the Meeting and will be treated as shares present at the Meeting, but will not be treated as votes cast.

Comment 15: The Fund’s Amended and Restated Agreement and Declaration of Trust attached as an exhibit to the Fund’s N-14 8C filing filed on October 24, 2023 (File No. 333-275178) includes a provision that states broker non-votes will be counted for purposes of determining whether a quorum exists at a shareholder meeting. Please confirm how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.

Response: The first sentence of the provision will be amended in the Amended and Restated Agreement and Declaration of Trust as follows:

“The presence in person or by proxy of one-third (1/3) of the Shares entitled to vote which, for the avoidance of doubt, and except as otherwise provided by law, will include Shares held by brokers who provide votes and/or nonvotes, shall be a quorum for the transaction of business at a meeting of Shareholders; provided that the By-Laws may specify a lower quorum.

Comment 16: Under the “Voting Information and Requirements” section and “Adjournments” sub-section of the Proxy Statement, please confirm if the Fund anticipates adjourning the Meeting if insufficient votes to approve the Proposal are received given the disclosure that “a majority of votes properly cast” may adjourn the Meeting. If the Fund anticipates adjourning the Meeting if insufficient votes to approve the proposal are received, please disclose a separate proposal to adjourn the Meeting on the proxy card and add disclosure to the Proxy Statement regarding the separate proposal.

Response: The Registrant anticipates receiving sufficient votes to approve the Proposal and does not anticipate needing to adjourn the Meeting. In the event that the Registrant is required to adjourn the Meeting, the Registrant will follow the adjournment procedures set forth in the Fund’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws.

Comment 17: Under the “Additional Information” section and “Solicitation and Voting of Proxies” sub-section of the Proxy Statement, please specifically disclose who will bear the costs of EQ Fund Solutions LLC pursuant to Item 4(a)(iv) of Schedule 14A.

Response: The Registrant has revised the disclosure in response to this comment by adding the following:

These costs will be borne by aIL and its affiliates.

Comments provided on November 14, 2023

Comment 1: Please be advised that in accordance with Rule 14a-6(e), preliminary proxy materials, including the proxy card, should be labeled as “Preliminary Copies” at the time that the preliminary filing is made.

Response: The Registrant noted the comment and will undertake to make such disclosures in any future filings of preliminary proxy materials.

Comment 2: In connection with the response to Comment 5 provided on November 1, 2023, please further revise the disclosure to identify who will bear Meeting and Reorganization expenses that will not be borne by abrdn Inc. and First Trust. Pursuant to Item 4(a)(4) of Schedule 14A, please state the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly.

Response: The Registrant has revised the disclosure in response to this comment by revising “except as otherwise agreed” to state “except as otherwise disclosed in the proxy statements to Acquired Fund and Acquiring Fund shareholders including portfolio transaction costs and certain taxes.”

Comment 3: In connection with the response to Comment 12 provided on November 1, 2023, please further revise the disclosure to identify who will bear Meeting and Reorganization expenses that will not be borne by abrdn Inc. and First Trust. Pursuant to Item 4(a)(4) of Schedule 14A, please state the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly.

Response: Please see the Registrant’s response to Comment 2.

Comment 4: In connection with the response to Comment 8 provided on November 1, 2023, please include in your response whether or not there are any control shares in existence for the Meeting.

Response: The Registrant will assess whether there are any control shares in existence in advance of the Meeting. Regardless of whether control shares exist, the Registrant confirms that all shares will have voting rights at the Meeting, as the Registrant will take any related actions to ensure that all shares will have voting rights, as disclosed in the Proxy Statement. Accordingly, the control share acquisition statute contained in Subchapter III of the Delaware Statutory Trust Act will have no impact on the solicitation and voting of proxies at the Meeting.

Comment 5: In connection with the response to Comment 8 provided on November 1, 2023, assuming there are no control shares, please revise the last sentence of the response by replacing “all votes” with “all shares.”

Response: The Registrant has revised the disclosure in response to this comment.

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Please contact the undersigned at 202-261-3360 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Bogle
Thomas C. Bogle